



Eli Lilly and Company
Lilly Corporate Center
Indianapolis, Indiana 46285
U.S.A.

www.lilly.com

Date: July 21, 2006	**Exhibit 99.1**

For Release: Immediately
Refer to: (317) 276-5795 – Terra Fox (Lilly)
(817) 551-8974 – Doug MacHatton (Alcon)


**Lilly and Alcon Sign Marketing Collaboration
for Potentially the First Oral Medication for Diabetic Retinopathy**
Agreement Contingent Upon FDA Approval of Arxxant


INDIANAPOLIS, Ind. and FORT WORTH, Texas – July 21, 2006 – Eli Lilly and Company (NYSE: LLY) and Alcon, Inc. (NYSE: ACL) today announced that they have signed a long-term agreement to co-promote ruboxistaurin mesylate (proposed brand name, Arxxant™, pronounced ark-ZONT) in the U.S. and Puerto Rico. Arxxant is an investigational oral drug for the treatment of moderate to severe nonproliferative diabetic retinopathy, a diabetic eye disease. The co-promotion agreement is subject to U.S. Food and Drug Administration approval of Arxxant, which is currently under regulatory review.

"We believe combining the respective expertise of Lilly and Alcon will allow us to maximize the value of this potential new therapy for patients, physicians and our shareholders," said Khoso Baluch, vice president, U.S. diabetes business unit, for Lilly. "With this collaboration, we gain a highly reputable and experienced partner in the eye care market. Alcon will lead the promotional efforts to the eye care community, increasing awareness of the benefits that Arxxant could provide if approved as the first oral medication to reduce the risk of vision loss associated with diabetic retinopathy."

"We are pleased to enter into this strategic collaboration with Lilly, a global leader in diabetes therapies, to market this diabetic retinopathy therapy that, if approved by the FDA, could reduce the risk of vision loss in the millions of adults who suffer from this condition," said Kevin Buehler, senior vice president, United States and chief marketing officer, for Alcon. "This co-promotion agreement is an important part of our strategy to expand our promoted product portfolio with new pharmaceutical treatments for retinal diseases and to further enhance our leadership position in ophthalmology."

Under the terms of the agreement, Alcon will have primary responsibility for promotion to eye specialists, including retinal specialists and general ophthalmologists, while Lilly will have primary responsibility for promotion to endocrinologists and primary care physicians. If Arxxant is approved by the FDA, Alcon will make milestone and marketing payments to Lilly and Alcon will be compensated based on product sales.

About Alcon

Alcon, Inc. is the world's leading eye care company with sales of $4.4 billion in 2005. Alcon, which has been dedicated to the ophthalmic industry for more than 50 years, develops, manufactures and markets pharmaceuticals, surgical equipment and devices, contacts lens care solutions and other vision care products that treat diseases, disorders and other conditions of the eye. For more information on Alcon, Inc., visit the company's web site at www.alconinc.com.

About Lilly

Lilly, a leading innovation-driven corporation, is developing a growing portfolio of first-in-class and best-in-class pharmaceutical products by applying the latest research from its own worldwide laboratories and from collaborations with eminent scientific organizations. Headquartered in Indianapolis, Ind., Lilly provides answers – through medicines and information – for some of the world's most urgent medical needs. Additional information about Lilly is available at www.lilly.com. F-LLY

This press release contains forward-looking statements about the potential of the investigational compound ruboxistaurin for the treatment of diabetic retinopathy and reflects Lilly and Alcon's current beliefs. However, as with any pharmaceutical under development, substantial risks and uncertainties exist. There are no guarantees that the product will receive regulatory approval or that the regulatory approval will be for the indication anticipated by the company. There is also no guarantee that the product will prove to be commercially successful. For further discussion of these and other risks and uncertainties, see Lilly and Alcon's filings with the U.S. Securities and Exchange Commission. Lilly and Alcon undertake no duty to update forward-looking statements.

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Arxxant™ (ruboxistaurin mesylate, Lilly)